UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2022

Commission File No. 000-56391

GREENBRIAR CAPITAL CORP.

(Translation of registrant's name into English)

632 Foster Avenue

Coquitlam, British Columbia, Canada V3J 2L7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

SUBMITTED HEREWITH

Exhibits

99.1	Management's Discussion and Analysis for year ended December 31, 2021

99.2	Audited Annual Consolidated Financial Statements for the year ended December 31, 2021

99.3	Form 52-109FV1 - Certification of Annual Filings of Chief Executive Officer dated May 2, 2022

99.4	Form 52-109FV1 - Certification of Annual Filings of Chief Financial Officer dated May 2, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBRIAR CAPITAL CORP.

______________________________________
Jeff Ciachurski
Chief Executive Officer

Date: May 3, 2022